FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 02/18/2025

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter 2024 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: February 18, 2025

Press Release
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2024 Results

Luxembourg, February 18, 2025 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and full year ended December 31, 2024.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in US dollars ($) and metric tons. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Cash Operating Income, Adjusted Net Income, Adjusted Equity Holders’ Net Income, Adjusted Earnings per ADS, Free Cash Flow and Net Cash. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Fourth Quarter of 2024 Highlights

SHIPMENTS - STEEL PRODUCTS	ADJUSTED EBITDA	ADJUSTED NET LOSS
3.8 MILLION TONS	$270 MILLION	$(71) MILLION

SHIPMENTS - MINING PRODUCTS	ADJUSTED EBITDA MARGIN	ADJUSTED LOSS PER ADS
1.7 MILLION TONS	7%	$(0.42)

CASH PROVIDED BY OPERATING ACTIVITIES	CAPEX	NET INCOME
$472 MILLION	$561 MILLION	$333 MILLION

NET CASH POSITION	ANNUAL DIVIDEND PROPOSAL	EARNINGS PER ADS
$1.6 MILLION	$2.70 PER ADS	$1.43

Summary of Fourth Quarter and Full Year 2024 Results

CONSOLIDATED	4Q24	3Q24	DIF	4Q23	DIF	2024	2023	DIF

Steel Products Shipments (thousand tons)	3,764	4,123	-9%	4,035	-7%	15,622	14,213	10%
Mining Products Shipments (thousand tons)	1,725	1,781	-3%	1,952	-12%	6,426	4,128	56%
Net Sales ($ million)	3,876	4,480	-13%	4,931	-21%	17,649	17,610	0%
Operating Income ($ million)	42	175	-76%	582	-93%	1,263	2,198	-43%
Adjusted EBITDA ($ million)	270	368	-27%	651	-59%	2,038	2,740	-26%
Adjusted EBITDA Margin (% of net sales)	7%	8%		13%		12%	16%
Net Income ($ million)	333	93		554		174	986
Equity Holders’ Net Income (Loss) ($ million)	281	32		414		(54)	676
Earnings (Losses) per ADS[1] ($)	1.43	0.16		2.11		(0.27)	3.44
Adjusted Net Income (Loss) ($ million)	(71)	124		554		584	2,092
Adjusted Equity Holders’ Net Income (Loss) ($ million)	(83)	60		414		316	1,686
Adjusted Earnings (Losses) per ADS ($)	(0.42)	0.30		2.11		1.61	8.59

Note:    Each American Depositary Share, or ADS, represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Fourth Quarter and Full Year 2024 Highlights

The Mexican steel market experienced a downturn in the fourth quarter of 2024, due to year-end seasonality and a weakened commercial market. This weakness was partly influenced by uncertainties arising from the change in government administration in both Mexico and the United States, as well as heightened rhetoric from the U.S. on trade measures. Despite this, for the full year 2024 steel sales volumes in Mexico remained relatively stable, as the weakness in the commercial market was largely offset by continued growth of Ternium’s steel shipments to industrial customers.

The Brazilian steel market softened in the fourth quarter, largely due to year-end seasonality. For the full year 2024, Usiminas successfully capitalized on an increased local demand for steel products, despite facing substantial steel imports into Brazil, aided by an improved operating performance. With Ternium fully consolidating Usiminas’ results from July 2023 onwards, reported steel shipments for 2024 saw a significant increase compared to those of 2023.

In the Southern Region, steel sales volumes in the fourth quarter of 2024 reflected a seasonal demand decline in Argentina. For the full year 2024, the company experienced a 20% decrease in steel shipments in the Southern Region primarily in connection with the Argentine government’s economic stabilization measures, which had a significant impact in the first quarter followed by a gradual improvement throughout the year.

In Other Markets, steel shipments in the fourth quarter reflected a decrease in sales volumes in the US. For the full year 2024, steel sales volumes improved across the board following a relatively weak performance in the prior year.

Ternium’s realized steel prices continued to decline in the fourth quarter of 2024. The company’s steel cost per ton also fell, although it lagged behind the reduction in raw material and slab market prices as the company consumed previously purchased higher-priced inventories. For the full year 2024, realized steel prices decreased by $116 year-over-year. This decline was partially offset by a decrease in steel cost per ton.

Ternium’s net income totaled $333 million in the fourth quarter of 2024. The company recorded a $404 million provision reversal for ongoing litigation related to the acquisition of a participation in Usiminas in 2012. Excluding this provision reversal, Adjusted Net Loss was $71 million. For the full year 2024, Ternium’s net income totaled $174 million. During the year, the company recorded a net $410 million provision for the aforementioned litigation. Excluding this provision, Adjusted Net Income for 2024 was $584 million.

In 2024, dividends paid to the company’s shareholders amounted to $609 million. Capital expenditures for the year reached $1.9 billion, showcasing Ternium’s progress in expanding its industrial center in Pesquería, Mexico, and the construction of a new wind farm in Argentina, which was inaugurated by the end of the year. Despite these significant cash disbursements, the company’s net cash position at the end of 2024 was $1.6 billion. Strong operating cash flow of $1.9 billion and a $457 million increase in the fair value of financial instruments helped maintain this solid financial position.

Annual Dividend Proposal

Ternium’s board of directors proposed that an
annual dividend of $2.70 per ADS ($0.27 per
share), or $530 million based on total shares of common stock outstanding net of treasury shares, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 6, 2025. Based on current market price of Ternium’s ADS, the proposed annual dividend is equivalent to a dividend yield of 9%.

The annual dividend would include
the interim dividend of $0.90 per ADS ($0.09
per share), or $177 million, paid in the fourth
quarter. If the board of directors’ proposal is
approved at the shareholders’ meeting, a net
dividend of $1.80 per ADS ($0.18 per share), or
$353 million, will be paid on May 14, 2025, with
record date on May 9, 2025.

ANNUAL DIVIDEND $ PER ADS

■ Interim (*) Board of Directors proposal

Outlook

Ternium expects a slight sequential increase in adjusted EBITDA for the first quarter of 2025 driven by improved margins and shipments, with volume recovery in Brazil and stable shipments in Mexico and Argentina. The company anticipates that cost per ton will decrease in the first quarter due to the gradual consumption of lower-priced slabs and raw material inventories, while a sequentially lower revenue per ton is expected to partially offset this cost reduction.

The recent surge in US trade action is creating significant uncertainty in global markets. Within Ternium’s markets, the company anticipates that this development will continue to affect Mexico’s apparent steel demand until a definitive understanding of the final measures is achieved.

Ternium’s new push-pull pickling line at the Pesquería industrial center along with four lines in the new finishing center, all part of the company’s downstream expansion project in Mexico, continue to progress in their ramp-up process. Ternium expects to start-up the remainder of the lines in this project, a cold rolling mill and a hot-dip galvanizing line, by the end of the year.

The company’s newly built wind farm in Argentina commenced electricity generation in December 2024. All of the 22 wind turbines have already been installed. Upon full operation, the wind farm is projected to produce approximately 480 GWh annually, mostly offsetting the company’s procurement of third-party electricity in the country. This initiative provides substantial economic benefits and assists the company in achieving its decarbonization goals.

Analysis of Fourth Quarter and Full Year of 2024 Results

Consolidated Net Sales

$ MILLION	4Q24	3Q24	DIF	4Q23	DIF	2024	2023	DIF

Steel segment	3,767	4,368	-14%	4,750	-21%	17,220	17,281	0%
Mining segment	109	112	-3%	180	-39%	429	329	30%
Total net sales	3,876	4,480	-13%	4,931	-21%	17,649	17,610	0%

Adjusted EBITDA

Adjusted EBITDA in the fourth quarter of 2024 equals Net Income adjusted to exclude:

◦Depreciation and amortization;
◦Income tax results;
◦Net financial result;
◦Equity in earnings of non-consolidated companies;
◦Provision reversal for ongoing litigation related to the acquisition of a participation in Usiminas; and
◦Impairment of Las Encinas’ mining assets.

And adjusted to include the proportional EBITDA in Unigal (70% participation).

Adjusted EBITDA Margin equals Adjusted EBITDA divided by net sales. For more information see Exhibit
I - Alternative performance measures - “Adjusted EBITDA”.

ADJUSTED EBITDA $ MILLION
Steel Segment Fourth Quarter of 2024 Results

In the fourth quarter of 2024, the Steel Segment’s shipments and net sales decreased sequentially by 9% and 14%, respectively. This decline primarily reflects a seasonal activity slowdown, along with a drop in Mexican commercial market demand. Additionally, realized steel prices fell across all of Ternium’s markets.
On a year-over-year basis, the fourth quarter Steel Segment’s shipments and net sales dropped by 7% and 21%, respectively. Sales volumes saw a slight increase in Brazil but declined in other steel markets. Steel prices experienced a year-over-year decrease in all markets.

SHIPMENTS - STEEL PRODUCTS - QUARTERLY MILLION TONS

■ Usiminas

NET SALES - STEEL SEGMENT - QUARTERLY $ BILLION

■ Usiminas

In Mexico, steel shipments decreased sequentially in the fourth quarter of 2024 due to seasonally lower demand and a weaker commercial market. Compared to the prior-year fourth quarter, shipments also decreased, as the softness in the commercial market was partially offset by the continued growth in Ternium’s sales volumes to industrial customers.

In Brazil, shipments declined sequentially in the fourth quarter primarily due to seasonally lower steel demand. However, year-over-year, sales volumes in this period showed a slight improvement.

In the Southern Region, steel shipments decreased sequentially in the fourth quarter reflecting seasonally lower demand. In an year-over-year comparison, sales volumes decreased in the period due to the negative impact on activity of the Argentine government’s economic stabilization measures.
In Other Markets, sales volumes decreased in the fourth quarter on a sequential and year-over-year basis. The decline was primarily due to lower shipments in the US market.

SHIPMENTS BY REGION - STEEL PRODUCTS - QUARTERLY MILLION TONS

STEEL SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	4Q24	3Q24	DIF	4Q23	DIF	4Q24	3Q24	DIF	4Q23	DIF	4Q24	3Q24	DIF	4Q23	DIF

Mexico	1,851	2,142	-14%	2,265	-18%	1,970	2,167	-9%	2,122	-7%	939	988	-5%	1,067	-12%
Brazil	904	1,048	-14%	1,064	-15%	965	1,076	-10%	952	1%	937	974	-4%	1,118	-16%
Southern Region	593	677	-12%	905	-34%	496	515	-4%	561	-12%	1,195	1,314	-9%	1,611	-26%
Other Markets	362	431	-16%	455	-20%	333	365	-9%	399	-17%	1,088	1,183	-8%	1,140	-5%
Total Steel Products	3,709	4,298	-14%	4,689	-21%	3,764	4,123	-9%	4,035	-7%	986	1,042	-5%	1,162	-15%
Other Products	58	70	-18%	62	-6%
Total Steel Segment	3,767	4,368	-14%	4,751	-21%

The Steel Segment’s Cash Operating Income per Ton and Margin decreased both sequentially and year-over-year in the fourth quarter of 2024. In this period, revenue per ton decreased by $57 sequentially and by $177 compared with the prior-year fourth quarter. These declines were partially offset by a decrease in cost per ton of steel, which, however,
continued to lag behind the reduction in raw material and slab market prices.

In addition, the year-over-year decrease in the cost per ton of steel reflected incremental efficiency gains achieved at Usiminas’ blast furnace operations.

CASH OPERATING INCOME MARGIN - STEEL SEGMENT %

CASH OPERATING INCOME PER TON - STEEL SEGMENT $/TON

Note: For a reconciliation of the Steel Segment’s Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Steel Segment”.

Steel Segment Full Year 2024 Shipments and Net Sales

The Steel Segment’s net sales in 2024 experienced a slight decline compared to 2023. Realized steel prices decreased by 10% year-over-year reflecting the overall market trend. This decline was mostly offset by an increase in reported shipments, primarily due to the full consolidation of Usiminas’ results partially offset by lower sales volumes in the Southern Region.

SHIPMENTS - STEEL PRODUCTS - YEARLY MILLION TONS

■ Usiminas

NET SALES - STEEL SEGMENT - YEARLY $ BILLION

■ Usiminas

In Mexico, sales volumes remained relatively stable year-over-year in 2024. The weakness in the country’s commercial steel market was largely offset by sustained growth in Ternium’s shipments to industrial customers. Over the past few years, shipments in Mexico have increased significantly.

In Brazil, shipments increased in 2024 due to the full year consolidation of Usiminas’ results. Additionally, sales volumes in the country were bolstered by Usiminas’ enhanced operating performance and stronger local demand for steel products.

In the Southern Region, shipments experienced a significant decrease reflecting the Argentine government’s economic stabilization measures, which had a significant impact in the first quarter followed by a gradual improvement throughout the year.

In Other Markets, sales volumes improved in 2024, albeit starting from relatively weak shipments in 2023.

SHIPMENTS BY REGION - STEEL PRODUCTS - YEARLY MILLION TONS

STEEL SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	2024	2023	DIF	2024	2023	DIF	2024	2023	DIF

Mexico	8,527	9,311	-8%	8,200	8,355	-2%	1,040	1,114	-7%
Brazil	4,005	2,279	76%	3,941	2,014	96%	1,016	1,132	-10%
Southern Region	2,401	3,569	-33%	1,806	2,271	-20%	1,329	1,572	-15%
Other Markets	1,958	1,853	6%	1,674	1,573	6%	1,170	1,178	-1%
Total Steel Products	16,892	17,013	-1%	15,622	14,213	10%	1,081	1,197	-10%
Other Products	329	268	23%
Total Steel Segment	17,220	17,281	0%
Note: Other products includes mainly electricity sales in Mexico and Brazil.

Mining Segment Fourth Quarter of 2024 Results

In the fourth quarter of 2024, the Mining Segment’s net sales decreased sequentially by 6%. On a sequential basis, the Mining Segment’s shipments remained stable. However, on a year-over-year basis, shipments decreased by 9% in the fourth quarter, primarily due to lower production levels in our Mexican and Brazilian operations.

SHIPMENTS - MINING PRODUCTS - QUARTERLY MILLION TONS

■ Intercompany ■ Third parties

NET SALES - MINING SEGMENT - QUARTERLY $ MILLION

■ Intercompany ■ Third parties

MINING SEGMENT	NET SALES ($ MILLION)					SHIPMENTS (THOUSAND TONS)					REVENUE/TON ($/TON)

	4Q24	3Q24	DIF	4Q23	DIF	4Q24	3Q24	DIF	4Q23	DIF	4Q24	3Q24	DIF	4Q23	DIF
Third parties	109	112	-3%	180	-39%	1,725	1,781	-3%	1,952	-12%	63	63	0%	92	-32%
Intercompany	140	152	-8%	224	-38%	1,270	1,239	3%	1,325	-4%	110	123	-10%	169	-35%
Total	249	264	-6%	404	-38%	2,995	3,020	-1%	3,277	-9%	83	87	-5%	123	-33%

The Mining Segment’s Cash Operating Income per Ton and Margin increased sequentially in the fourth quarter of 2024 due to lower operating costs, partially offset by a decrease in realized iron ore prices. The reduction in operating costs was partly attributed to a lower-priced mix of sales.

CASH OPERATING INCOME MARGIN - MINING SEGMENT %

CASH OPERATING INCOME PER TON - MINING SEGMENT $/TON

Note: For a reconciliation of the Mining Segment’s Cash Operating Income per Ton and Margin to the most directly comparable IFRS measures, see Exhibit I - Alternative performance measures - “Cash Operating Income - Mining Segment”.

Mining Segment Full Year of 2024 Shipments and Net Sales

In 2024, the Mining Segment’s net sales increased by 21% year-over-year, driven by a 39% increase in the Mining Segment’s shipments partially offset by a 13% decline in realized iron ore prices. The year-over-year increase in the Mining Segment’s shipments primarily reflected the full year consolidation of Usiminas’ results, partially offset by lower production levels in our Mexican and Brazilian operations.

SHIPMENTS - MINING PRODUCTS - YEARLY MILLION TONS

■ Intercompany ■ Third parties

NET SALES - MINING SEGMENT - YEARLY $ MILLION

■ Intercompany ■ Third parties

MINING SEGMENT	NET SALES ($ MILLION)			SHIPMENTS (THOUSAND TONS)			REVENUE/TON ($/TON)

	2024	2023	DIF	2024	2023	DIF	2024	2023	DIF
Third parties	429	329	30%	6,426	4,128	56%	67	80	-16%
Intercompany	630	546	15%	4,959	4,048	23%	127	135	-6%
Total	1,059	875	21%	11,385	8,176	39%	93	107	-13%

Net Financial Results

Net financial results showed a loss of $67 million in the fourth quarter of 2024. In this period, Ternium reported a $72 million net foreign exchange loss, primarily due to the adverse effect of the Brazilian Real’s depreciation against the US dollar on Usiminas’ US dollar denominated liabilities, given that Usiminas uses the Brazilian Real as its functional currency.
For the full year 2024, net financial results showed a loss of $194 million, including the negative impact of the Brazilian Real’s depreciation on Usiminas’ US dollar denominated liabilities. Additionally, net financial results for 2024 reflected a loss of $121 million due to Ternium’s divestment of Argentine government bond holdings, resulting in the recycling of changes in the fair value of financial instruments from Other Comprehensive Income to Financial Results.

$ MILLION	4Q24	3Q24	4Q23	2024	2023

Net interest results	18	17	49	102	130
Net foreign exchange result	(72)	57	171	(104)	98
Change in fair value of financial assets	(3)	11	(85)	(133)	(58)
Other financial expense, net	(11)	(11)	(32)	(58)	(46)
Net financial results	(67)	74	103	(194)	123

Income Tax Results

Ternium Mexico, Ternium Argentina and Ternium Brasil use the US dollar as their functional currency and are, therefore, affected by deferred tax results. These results account for the impact of local currency fluctuations against the US dollar, as well as for the effect of local inflation. In addition, in the fourth quarter of 2024 the effective tax rate was influenced by a provision reversal for ongoing litigation related to the acquisition of a participation in Usiminas; for the full year 2024 it was influenced by a net provision related to the same litigation; and for the full year 2023 it was influenced by certain non-cash effects related to the increase in the participation in Usiminas.

$ MILLION	4Q24	3Q24	4Q23	2024	2023

Current income tax expense	(10)	(63)	(141)	(323)	(591)
Deferred tax (loss) gain	(54)	(80)	(15)	(231)	257
Income tax expense	(64)	(143)	(156)	(554)	(334)
Result before income tax	397	236	709	728	1,321
Effective tax rate	16%	61%	22%	76%	25%

Excluding provision (reversal) charge for ongoing litigation related to the acquisition of a participation in Usiminas in 2012	(404)	31	—	410	—
Excluding non-cash effects in the 3Q23 related to the increase in the participation in Usiminas	—	—	—	—	1,106
Result before income tax excluding provision and non-cash effects	(7)	267	709	1,138	2,427
Effective tax rate excluding provision and non-cash effects	-936%	54%	22%	49%	14%

Net Income

In the fourth quarter of 2024, Ternium recorded net income of $333 million, which included a provision reversal of $404 million for ongoing litigation related to the acquisition of a participation in Usiminas. Excluding this provision reversal, Adjusted Net Loss amounted to $71 million, with an operating income of $42 million and a financial result loss of $67 million.

Adjusted Equity Holder’s Net Loss was $83 million in the fourth quarter, or $0.42 per ADS, mainly after accounting for the participation of a 76.7% non-controlling interest in Usiminas and a 37.4% non-controlling interest in Ternium Argentina.

For the full year 2024, net income was $174 million, which included a net provision of $410 million for ongoing litigation related to the acquisition of a participation in Usiminas. Excluding this provision, Adjusted Net Income amounted to $584 million, with an operating income of $1.3 billion, deferred tax losses of $231 million and a financial result loss of $194 million.
Adjusted Equity Holder’s Net Income was $316 million in 2024, or $1.61 per ADS.

NET INCOME (LOSS) $ MILLION

$ MILLION	4Q24	3Q24	4Q23	2024	2023

Owners of the parent	281	32	414	(54)	676
Non-controlling interest	52	61	140	227	310
Net Income	333	93	554	174	986

Excluding provision (reversal) charge for ongoing litigation related to the acquisition of a participation in Usiminas in 2012	(404)	31	—	410	—
Excluding non-cash effects in the 3Q23 related to the increase in the participation in Usiminas	—	—	—	—	1,106
Adjusted Net (Loss) Income	(71)	124	554	584	2,092

$ per ADS	4Q24	3Q24	4Q23	2024	2023
Earnings (Losses) per ADS	1.43	0.16	2.11	(0.27)	3.44
Adjusted (Losses) Earnings per ADS	(0.42)	0.30	2.11	1.61	8.59

Cash Flow and Liquidity

In the fourth quarter of 2024, cash from operations amounted to $472 million, with a $257 million decrease in working capital. This decrease included a $194 million net reduction in trade and other receivables, mainly due to lower net sales. In addition, inventories decreased by $113 million during the period, primarily due to lower inventory costs, partially offset by higher steel volumes. Conversely, trade payables and other liabilities saw a net decrease of $49 million in the fourth quarter. Capital expenditures totaled $561 million, primarily reflecting progress in the construction of the new facilities at Ternium’s industrial center in Pesquería, Mexico, as well as the completion of the new wind farm in Argentina.

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL - QUARTERLY $ BILLION

■ Cash from operations ■ (Incr.) decr. in working capital

CAPITAL EXPENDITURES - QUARTERLY $ MILLION

■ Usiminas

In 2024, cash from operations reached $1.9 billion, with working capital remaining relatively unchanged year-over-year. Inventories increased by $109 million, as higher steel and raw material inventory volumes were partially offset by lower inventory costs. In addition, trade payables and other liabilities recorded a net decrease of $35 million in 2024. On the other hand, trade and other receivables saw a net decrease of $128 million amid lower realized steel prices.
Capital expenditures amounted to $1.9 billion in 2024. Throughout the year, the company advanced the construction of the new downstream and upstream facilities in its industrial center in Pesquería, Mexico, including the start-up of a new push-pull pickling line and finishing facilities and built a new wind farm in Argentina. Furthermore, the company advanced several projects aimed at further improving environmental and safety conditions throughout its main facilities.

CASH FROM OPERATIONS, CHANGES IN WORKING CAPITAL - YEARLY $ BILLION

■ Cash from operations ■ (Incr.) decr. in working capital

CAPITAL EXPENDITURES - YEARLY $ MILLION

■ Usiminas

In 2024, alongside the development of its capital expenditure program, Ternium paid dividends totaling $609 million to its shareholders and $54 million to the minority interest.

Despite these significant cash disbursements, Ternium maintained a robust Net Cash position of $1.6 billion as of year-end 2024. This was supported by the aforementioned cash generated from operating activities and a $457 million increase in the fair value of financial instruments.

NET CASH POSITION $ BILLION

Conference Call and Webcast

Ternium will host a conference call on February 19, 2025, at 8:30 a.m. ET in which management will discuss fourth quarter and full year 2024 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.

Income Statement

$ MILLION	4Q24	3Q24	4Q23	2024	2023

Net sales	3,876	4,480	4,931	17,649	17,610
Cost of sales	(3,426)	(3,902)	(4,039)	(14,760)	(14,051)
Gross profit	450	578	892	2,889	3,559
Selling, general and administrative expenses	(373)	(412)	(432)	(1,651)	(1,472)
Other operating (expense) income, net	(35)	9	121	25	110
Operating income	42	175	582	1,263	2,198

Financial expense	(52)	(54)	(44)	(196)	(125)
Financial income	71	71	94	298	255
Other financial (expense) income, net	(86)	57	54	(296)	(6)
Equity in earnings of non-consolidated companies	18	17	24	69	105
Effect related to the increase of the participation in Usiminas	—	—	—	—	(171)
Recycling of other comprehensive income related to Usiminas	—	—	—	—	(935)
Provision reversal (charge) for ongoing litigation related to the acquisition of a participation in Usiminas	404	(31)	—	(410)	—
Profit before income tax results	397	236	709	728	1,321
Income tax expense	(64)	(143)	(156)	(554)	(334)
Profit for the period	333	93	554	174	986

Attributable to:
Owners of the parent	281	32	414	(54)	676
Non-controlling interest	52	61	140	227	310
Profit for the period	333	93	554	174	986

Statement of Financial Position

$ MILLION	DECEMBER 31, 2024	DECEMBER 31, 2023

Property, plant and equipment, net	8,381	7,638
Intangible assets, net	1,022	996
Investments in non-consolidated companies	469	517
Other investments	23	211
Deferred tax assets	1,194	1,713
Receivables, net	961	1,073
Total non-current assets	12,050	12,149

Receivables, net	902	1,173
Derivative financial instruments	4	15
Inventories, net	4,751	4,948
Trade receivables, net	1,562	2,065
Other investments	2,160	1,976
Cash and cash equivalents	1,691	1,846
Total current assets	11,071	12,024

Non-current assets classified as held for sale	7	7

Total assets	23,129	24,179

Statement of Financial Position (cont.)

$ MILLION	DECEMBER 31, 2024	DECEMBER 31, 2023

Capital and reserves attributable to the owners of the parent	11,968	12,419
Non-controlling interest	4,163	4,393
Total equity	16,132	16,812

Provisions	553	840
Deferred tax liabilities	89	171
Non current tax liabilities	21	—
Other liabilities	766	1,149
Trade payables	5	12
Lease liabilities	164	189
Borrowings	1,560	1,206
Total non-current liabilities	3,158	3,567

Provision for ongoing litigation related to the acquisition of a participation in Usiminas	410	—
Current income tax liabilities	107	137
Other liabilities	630	430
Trade payables	1,926	2,233
Derivative financial instruments	50	8
Lease liabilities	46	52
Borrowings	670	940
Total current liabilities	3,839	3,801

Total liabilities	6,997	7,367

Total equity and liabilities	23,129	24,179

Statement of Cash Flows

$ MILLION	4Q24	3Q24	4Q23	2024	2023

Result for the period	333	93	554	174	986

Adjustments for:
Depreciation and amortization	189	184	191	743	658
Income tax accruals less payments	23	204	(45)	498	(161)
Equity in earnings of non-consolidated companies	(18)	(17)	(24)	(69)	(105)
Provision (reversal) charge for ongoing litigation related to the acquisition of a participation in Usiminas	(404)	31	—	410	—
Interest accruals less payments / receipts, net	(7)	3	(34)	(16)	(45)
Changes in provisions	10	(1)	(61)	(60)	(64)
Changes in working capital	257	(176)	320	(16)	321
Net foreign exchange results and others	56	(17)	(225)	211	(236)
Impairment of Las Encinas’ mining assets	32	—	42	32	42
Non-cash effects related to the increase of the participation in Usiminas	—	—	—	—	1,106
Net cash provided by operating activities	472	303	718	1,906	2,501

Capital expenditures and advances to suppliers for PP&E	(561)	(446)	(597)	(1,865)	(1,461)
Decrease (increase) in other investments	296	(164)	129	462	(718)
Proceeds from the sale of property, plant & equipment	1	0	1	2	2
Dividends received from non-consolidated companies	21	3	28	26	43
Acquisition of business:
Purchase consideration	—	—	—	—	(119)
Cash acquired	—	—	—	—	781
Net cash used in investing activities	(243)	(606)	(439)	(1,375)	(1,470)

Dividends paid in cash to company’s shareholders	(177)	—	(216)	(609)	(569)
Dividends paid in cash to non-controlling interest	(5)	(3)	—	(54)	—
Finance lease payments	(15)	(13)	(16)	(61)	(59)
Proceeds from borrowings	272	852	119	1,559	355
Repayments of borrowings	(139)	(652)	(121)	(1,323)	(493)
Net cash (used in) provided by financing activities	(63)	183	(234)	(488)	(766)

Increase (decrease) in cash and cash equivalents	165	(121)	45	42	264

Exhibit I - Alternative Performance Measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA

$ MILLION	4Q24	3Q24	4Q23	2024	2023

Net income	333	93	554	174	986
Adjusted to exclude:
Depreciation and amortization	189	184	191	743	658
Income tax results	64	143	156	554	334
Net financial results	67	(74)	(103)	194	(123)
Equity in earnings of non-consolidated companies	(18)	(17)	(24)	(69)	(105)
Provision (reversal) charge for ongoing litigation related to the acquisition of a participation in Usiminas	(404)	31	—	410	—
Impairment of Las Encinas’ mining assets	32	—	42	32	42
Reversal of other Usiminas contingencies recognized as part of the PPA	—	—	(63)	(34)	(63)
Non-cash effects related to the increase in the participation in Usiminas	—	—	—	—	1,106
Reversal of Usiminas’ post-retirement liabilities	—	—	(109)	—	(109)
Adjusted to include:
Proportional EBITDA in Unigal (70% participation)	6	8	8	33	14
Adjusted EBITDA	270	368	651	2,038	2,740
Divided by: net sales	3,876	4,480	4,931	17,649	17,610
Adjusted EBITDA Margin (%)	7%	8%	13%	12%	16%

Exhibit I - Alternative Performance Measures (cont.)

Cash Operating Income - Steel Segment

$ MILLION	4Q24	3Q24	4Q23	2024	2023

Operating Income - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	308	381	606	1,560	2,391
Plus/Minus differences in cost of sales (IFRS)	(259)	(219)	(138)	(330)	(296)
Excluding depreciation and amortization	142	138	154	552	542
Excluding reversal of other Usiminas contingencies	—	—	(63)	(34)	(63)
Excluding reversal of Usiminas’ post-retirement liabilities	—	—	(109)	—	(109)
Including proportional EBITDA in Unigal (70% participation)	6	8	8	33	14
Cash Operating Income	197	309	458	1,780	2,479
Divided by steel shipments (thousand tons)	3,764	4,123	4,035	15,622	14,213
Cash Operating Income per Ton - Steel	52	75	113	114	174
Divided by steel net sales	3,767	4,368	4,750	17,220	17,281
Cash Operating Income Margin - Steel (%)	5%	7%	10%	10%	14%

Cash Operating Income - Mining Segment

$ MILLION	4Q24	3Q24	4Q23	2024	2023

Operating Result - Management View (Note “Segment Information” to Ternium’s Financial Statements as of the corresponding dates)	(35)	(58)	51	(166)	16
Plus/minus differences in cost of sales (IFRS)	15	64	55	194	66
Excluding depreciation and amortization	47	46	37	192	115
Impairment of Las Encinas’ mining assets	32	—	42	32	42
Cash Operating Income	60	52	185	252	239
Divided by mining shipments (thousand tons)	2,995	3,020	3,277	11,385	8,176
Cash Operating Income per Ton - Mining	20	17	57	22	29
Divided by mining net sales	249	264	404	1,059	875
Cash Operating Income Margin - Mining (%)	24%	20%	46%	24%	27%

Exhibit I - Alternative Performance Measures (cont.)

Adjusted Net Income

$ MILLION	4Q24	3Q24	4Q23	2024	2023

Net income	333	93	554	174	986
Excluding provision (reversal) charge for ongoing litigation related to the acquisition of a participation in Usiminas	(404)	31	—	410	—
Excluding non-cash effects in the 3Q23 related to the increase in the participation in Usiminas	—	—	—	—	1,106
Adjusted Net Income (Loss)	(71)	124	554	584	2,092

Note: In the press release announcing third quarter of 2024 results, reported third quarter of 2024 Adjusted Net Income did not exclude the provision charge for ongoing litigation related to the acquisition of a participation in Usiminas. To enhance comparability, in this press release the mentioned provision was excluded in all reported periods.

Adjusted Equity Holders’ Net Income and Adjusted Earnings per ADS

$ MILLION	4Q24	3Q24	4Q23	2024	2023

Equity holders’ net income (loss)	281	32	414	(54)	676
Excluding provision (reversal) charge for ongoing litigation related to the acquisition of a participation in Usiminas	(364)	28	—	370	—
Excluding non-cash effects in the 3Q23 related to the increase in the participation in Usiminas	—	—	—	—	1,010
Adjusted Equity Holders’ Net (Loss) Income	(83)	60	414	316	1,686
Divided by: outstanding shares of common stock, net of treasury shares (expressed in million of ADS equivalent)	196	196	196	196	196
Adjusted (Losses) Earnings per ADS ($)	(0.42)	0.30	2.11	1.61	8.59

Free Cash Flow

$ MILLION	4Q24	3Q24	4Q23	2024	2023

Net cash provided by operating activities	472	303	718	1,906	2,501
Excluding capital expenditures and advances to suppliers for PP&E	(561)	(446)	(597)	(1,865)	(1,461)
Free Cash Flow	(90)	(143)	121	41	1,040

Exhibit I - Alternative Performance Measures (cont.)

Net Cash

$ BILLION	DECEMBER 31, 2024	SEPTEMBER 30, 2024	DECEMBER 31, 2023

Cash and cash equivalents	1.7	1.6	1.8
Plus: other investments (current and non-current)	2.2	2.3	2.2
Less: borrowings (current and non-current)	(2.2)	(2.2)	(2.1)
Net Cash	1.6	1.7	1.9

Note:    Ternium Argentina’s consolidated position of cash and cash equivalents and other investments amounted to $1.3 billion as of December 31, 2024, $1.2 billion as of September 30, 2024, and $1.1 billion as of December 31, 2023.